                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Patrick E. Bennett
                                San Tomo Partners
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

         Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         Exhibit Index located at Page 22.

                         (Continued on following pages)
                              (Page 1 of 25 Pages)

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 2 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 San Tomo Partners
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Cortopassi Family Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        PF,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Stanislaus Food Products Co.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Sierra Quality Canners, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 LICO Brands, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Trecento Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 8 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 DACCO, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                        PAGE 9 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Capecchio Foundation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                       PAGE 10 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Alpinello Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                       PAGE 11 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     26187810                                       PAGE 12 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Wright Tract Partners, LP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC,00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           2,785,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           2,785,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,785,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.26%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

Item 1:  Security and Issuer.

         Class of Securities:       Common Stock

         Issuer:                    Dreyer's Grand Ice Cream, Inc. ("Issuer")

         Principal Address:         5929 College Avenue
                                    Oakland, CA   94618
                                    Telephone:  (510) 652-8187

Item 2:  Identity and Background.

         (a)      Reporting Persons:

                  i.       Cortopassi Family Trust ("CFT");

                  ii.      Stanislaus Food Products Co. ("SFP");

                  iii.     San Tomo Partners ("STP");

                  iv.      Sierra Quality Canners, Inc. ("SQC");

                  v.       LICO Brands, Inc. ("LBI");

                  vi.      Trecento Investors, Inc. ("TII");

                  vii.     DACCO, Inc. ("DI");

                  viii.    Capecchio Foundation ("CF");

                  ix.      Alpinello Investors, Inc. ("AII");

                  x.       VICOR, LLC (f/k/a CORVI, LLC) ("VL").

                  xi.      Wright Tract Partners, LP ("WTP").

         (b)      Principal Business Address:

                  11292 North Alpine Road
                  Stockton, CA  95212

         (c)      Principal Occupation/Principal Business:

                  CFT:              Investments

                  SFP:              Food processing

                  STP:              Investments

                  SQC:              Investments

                  LBI:              Investments

                  TII:              Investments

                  DI:               Investments

                  CF:               Charity

                  AII:              Investments

                  VL:               Investments

                  WTP:              Investments

         (d)      None.

         (e)      None.

         (f)      Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $9,413,567.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, CFT beneficially owned a total of 650,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to August 12, 1998, CFT acquired 100,000 shares of the Common Stock of Issuer in separate transactions as follows:

                  Date of Purchase  Number of Shares         Total Cost*
                  ----------------  ----------------         -----------
                      07/31/98            9,800              $ 168,063
                      08/03/98           35,900                615,058
                      08/03/98            4,300                 73,267
                      08/06/98           42,500                664,119
                      08/06/98            2,500                 39,253
                      08/07/98            5,000                 78,305

         The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. SFP has paid a total of $10,203,200.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, SFP beneficially owned a total of 600,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to August 12, 1998, SFP acquired 114,000 shares of the Common Stock of Issuer in separate transactions as follows:

                  Date of Purchase            Number of Shares                   Total Cost*
                  ----------------            ----------------                   -----------
                      06/23/98                    14,000                         $  282,188
                      07/29/98                    20,800                            366,907
                      07/30/98                     4,400                             77,775
                      07/31/98                    24,000                            423,332
                      07/31/98                       800                             14,087
                      08/11/98                    16,500                            249,537
                      08/11/98                     9,700                            147,306
                      08/11/98                    23,800                            362,930


         The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. STP has paid a total of $4,498,286.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, STP beneficially owned a total of 300,000 shares of the Common Stock of Issuer.


----------------------------------

*Includes broker's commissions and fees.

         The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SQC has paid a total of $10,625,220.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, SQC beneficially owned a total of 600,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to August 12, 1998, SQC acquired 200,000 shares of the Common Stock of Issuer in separate transactions as follows:

                  Date of Purchase           Number of Shares         Total Cost*
                  ----------------           ----------------         -----------
                      06/23/98                   100,000              $ 2,000,004
                      07/13/98                    10,000                  177,504
                      07/14/98                    25,000                  450,004
                      07/15/98                     5,000                   90,004
                      08/06/98                    10,000                  158,754
                      08/11/98                    25,000                  376,254
                      08/12/98                    25,000                  376,879


         The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $2,444,243.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, LBI beneficially owned a total of 125,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to August 12, 1998, LBI acquired 11,000 shares of the Common Stock of Issuer in one transaction as follows:

                  Date of Purchase           Number of Shares          Total Cost*
                  ----------------           ----------------          -----------
                      06/23/98                    11,000               $ 221,763

         The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $2,647,289.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, TII beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $2,714,106.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, DI beneficially owned a total of 150,000 shares of the Common Stock of Issuer.


----------------------------------------

*Includes broker's commissions and fees.

         Of the shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5, 5,000 shares were received as a donation by CFT and 95,000 shares have been purchased with working capital. CF and CFT have paid a total of $1,664,054.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, CF beneficially owned a total of 100,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to August 12, 1998, CF acquired 40,000 shares of the Common Stock of Issuer in one transaction as follows:

                  Date of Purchase            Number of Shares           Total Cost*
                  ----------------            ----------------           -----------
                      06/23/98                    40,000                  $ 805,869

         The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $454,611.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, AII beneficially owned a total of 30,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $1,263,992.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, VL beneficially owned a total of 70,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $141,033.00 (including broker's commissions and fees) in separate transactions. As of August 12, 1998, WTP beneficially owned a total of 10,000 shares of the Common Stock of Issuer.


----------------------------------------

*Includes broker's commissions and fees.

Item 4:  Purpose of Transaction.

         Reporting Persons acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

         However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5:  Interest in Securities of the Issuer.

         Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.

                                        CFT             SFP                 STP              SQC                 LBI
------------------------------------------------------------------------------------------------------------------------
Shares Owned                            650,000         600,000             300,000          600,000             125,000
Percentage of Class                       2.40%           2.21%               1.10%            2.21%               0.46%


                                        TII           DI             CF             AII            VL             WTP
------------------------------------------------------------------------------------------------------------------------
Shares Owned                            150,000       150,000        100,000        30,000         70,000         10,000
Percentage of Class                       0.55%         0.55%          0.37%         0.11%          0.26%          0.04%


(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7:  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 18, 1998


CORTOPASSI FAMILY TRUST



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President

LICO BRANDS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.



By:      /s/ Donald G. Lenz
   --------------------------------
         Donald G. Lenz
         President

VICOR, LLC



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President

                                  EXHIBIT INDEX


Exhibit                                                Sequential Page
-------                                                ---------------
Exhibit A - Joint Filing Statement                            23


                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: August 18, 1998


CORTOPASSI FAMILY TRUST



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President

LICO BRANDS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.



By:      /s/ Donald G. Lenz
   --------------------------------
         Donald G. Lenz
         President

VICOR, LLC



By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   --------------------------------
         Dean A. Cortopassi
         President